UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated September 3, 2013

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains a news release dated 2 September 2013 entitled  ‘VODAFONE TO REALISE US$130 BILLION FOR ITS 45% INTEREST IN VERIZON WIRELESS’

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART) IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

2 September 2013

VODAFONE TO REALISE US$130 BILLION FOR ITS 45% INTEREST IN VERIZON WIRELESS

US$84 BILLION EXPECTED RETURN TO SHAREHOLDERS

£6 BILLION ORGANIC INVESTMENT PROGRAMME TO ENHANCE NETWORK AND SERVICE LEADERSHIP

Key highlights

•                                Vodafone announces that it has reached agreement to dispose of its US group whose principal asset is its 45% interest in Verizon Wireless (“VZW”) to Verizon Communications Inc. (“Verizon” – NYSE: VZ), Vodafone’s joint venture partner, for a total consideration of US$130 billion (£84 billion).

•                                The consideration1 comprises:

–                              US$58.9 billion (£38.0 billion) in cash;

–                              US$60.2 billion (£38.9 billion) in Verizon shares2;

–                              US$5.0 billion (£3.2 billion) in the form of Verizon loan notes;

–                              US$3.5 billion (£2.3 billion) in the form of Verizon’s 23% minority interest in Vodafone Italy; and

–                              US$2.5 billion (£1.6 billion) through the assumption by Verizon of Vodafone net liabilities relating to the US Group.

•                                The VZW Transaction represents an attractive valuation of 9.4x EV / LTM EBITDA and 13.2x EV / LTM OpFCF.

•                                Vodafone intends to implement a new organic investment programme, Project Spring, to establish further network and service leadership through additional investments of £6 billion over the next three financial years.

•                                At completion, Vodafone shareholders are expected to receive all the Verizon shares and US$23.9 billion of cash (the “Return of Value”) totalling US$84.0 billion (£54.3 billion), equivalent to 112p per share and representing 71% of the Net Proceeds.

•                                Vodafone expects that strong free cash flow generation will continue to underpin shareholder returns. The Board, therefore, intends to increase the total 2014 financial year dividend per share by 8% to 11p, and intends to grow it annually thereafter.

•                               Subject to the satisfaction of certain conditions precedent, the Transactions are expected to complete in Q1 2014.

Vodafone Group Chairman Gerard Kleisterlee said:

“Our sustained investment in Verizon Wireless has created a great deal of value for shareholders from a market leader with great momentum. Verizon’s offer now provides us with an opportunity to realise this value at an attractive price. The transaction will position Vodafone strongly to pursue our leadership strategy in mobile and unified communication services for consumers and enterprises both in our developed markets and across our emerging markets businesses. It will also enable us to provide substantial returns to individual shareholders and to the investment funds relied upon by savers and pensioners.”

Vodafone Group Chief Executive Vittorio Colao said:

“We are pleased that our long and successful partnership with Verizon will yield a significant return of value to our shareholders, rewarding them for their continuing support of Vodafone’s investment strategy, and we wish Lowell and the Verizon team continuing success over the years ahead. As a result of the transactions, we will also greatly enhance Vodafone’s long-term prospects through Project Spring, our new programme of additional organic investments in 4G, 3G, fibre and broadband, enterprise services and improved customer experience across all of our markets. Project Spring will strengthen and accelerate our existing Vodafone 2015 strategy, enabling us to take even greater advantage of the growing global demand for ubiquitous high-speed data. This will in turn underpin our intention to grow the dividend per share annually, in line with our track record of providing shareholders with sustainable and high quality returns.”

Verizon Communications Inc. Chairman and Chief Executive Lowell McAdam said:

“These transactions mark the culmination of a sustained and highly productive relationship between Verizon and Vodafone, and provides a very strong foundation for both companies to achieve their respective long-term strategic goals. I wish Gerard, Vittorio and the Vodafone team all the best for the future.”

Overview of the Transactions

Description of the consideration

Vodafone has agreed to dispose of its US group whose principal asset is its 45% interest in VZW to Verizon for a total consideration of US$130 billion. The consideration, subject to the adjustments as described below, comprises US$58.9 billion in cash, US$60.2 billion in Verizon shares, US$5.0 billion in the form of Verizon loan notes, US$3.5 billion in the form of Verizon’s 23% minority interest in Vodafone Italy and US$2.5 billion through the assumption by Verizon of Vodafone net liabilities relating to the US Group.

Verizon has the right to increase the cash portion of the total consideration by up to US$15 billion, and to decrease the number of Verizon shares to be issued accordingly. If Verizon exercises this right, the intended distribution to Vodafone shareholders will include this additional cash in lieu of the relevant number of Verizon shares. The circumstances in which Verizon may exercise this right are explained in more detail in Appendix I.

Share consideration

A fixed value collar has been agreed between Vodafone and Verizon. If the volume weighted average Verizon share price on the NYSE during the 20 business days ending three days prior to the completion of the VZW Transaction is between US$47.00 and US$51.00 the number of shares to be issued by Verizon will be adjusted such that the aggregate value of the share consideration will remain US$60.2 billion, unless reduced by the cash election. On this basis, a maximum of 1,280 million Verizon shares and a minimum of 1,179 million Verizon shares will be issued to Vodafone shareholders. If the volume weighted average Verizon share price during that period is above the range then the minimum of 1,179 million shares will be issued; and if it is below the range then the maximum of 1,280 million shares will be issued.

Verizon loan notes

The US$5.0 billion Verizon senior unsecured floating rate loan notes are in two equal tranches with maturities of 8 and 11 years. These loan notes are ranked pari passu with Verizon’s existing senior debt and will be priced in line with the trading levels of similar Verizon senior debt prior to completion. Vodafone has staged sale rights from 2017.

Acquisition of Verizon’s 23% minority interest in Vodafone Italy

Vodafone and Verizon have also agreed that Vodafone will acquire Verizon’s 23% minority interest in Vodafone Italy for US$3.5 billion (£2.3 billion), thereby securing full ownership of Vodafone Italy.

Project Spring organic investment programme

Demand from individuals and businesses for ubiquitous high speed data is growing rapidly, creating attractive growth opportunities for Vodafone in mobile and unified communications services. The transition to 4G and unified communications makes this the right time in the evolution of the sector for Vodafone to pursue further development and differentiation. Vodafone is executing its Vodafone 2015 strategy to address these opportunities, and now plans to make significant additional organic investments to enhance further its competitive positioning, leading data networks and compelling branded customer experience over the next few years.

As a result, Vodafone will implement a programme of additional organic investment, named Project Spring, amounting to a total operating free cash flow investment of £6 billion over the next three financial years.

Key areas for investment include:

•                                accelerated 4G network build, covering 90% of our five main European markets by 2017, supported by single RAN and high capacity backhaul;

•                                deeper 3G coverage and capacity in mature markets;

•                                unified communications: extended fibre roll-out, as well as widened NGN and VDSL resale reach;

•                                upgraded distribution presence, both online and retail;

•                                additional 3G voice and data coverage in emerging markets;

•                                enhanced Enterprise service portfolio, including IP-VPN, Cloud, Hosting and M2M;

•                                faster deployment of mobile payment services; and

•                                development of new and standardised systems to improve customer experience and simplify Vodafone’s operations.

Vodafone will provide more detail on Project Spring in its interim results presentation in November 2013.

Return of Value and share consolidation

It is intended that the Return of Value will be implemented at completion of the VZW Transaction by way of a B share cancellation scheme to be effected by way of a Court-approved scheme of arrangement and associated reduction of capital (the “Scheme”). Under the Scheme, all Vodafone shareholders will be issued unlisted, non-voting bonus shares, which will shortly thereafter either be cancelled in consideration of the relevant amount of Verizon shares and cash (in US dollars), or the holders will receive the relevant amount of Verizon shares and cash (in US dollars) in satisfaction of a special distribution on the bonus shares (which will thereafter be either cancelled or repurchased), depending on shareholder elections and subject to applicable securities laws. There will be no difference in the amount of Verizon shares and cash (in US dollars) received by Vodafone shareholders as a result of their election.

Holders of Vodafone ADRs will also be entitled to participate in the Return of Value and to vote at the Court Meeting and General Meeting, and the Verizon shares and cash (in US dollars) to which they are entitled will be distributed to them in accordance with the terms of the depositary agreement with Bank of New York Mellon.

Given the scale of the Transactions and the intended Return of Value, Vodafone also intends to effect a consolidation of its ordinary share capital to seek to maintain broad comparability of its share price before and after the Return of Value.

Further information on the Scheme and Return of Value will be included in the circular to be dispatched to Vodafone shareholders in due course. Further information can also be found online at www.vodafone.com/investor

Pro forma guidance and new dividend policy

The Group’s financial results for the 2014 financial year will include the contribution of VZW up to the date of this announcement, but will include the additional 23% of Vodafone Italy only from the date of completion of that transaction, and consequently will not be representative of performance.

The Group is, therefore, providing revised pro forma guidance3 for the 2014 financial year, which excludes VZW and includes 100% of Vodafone Italy for the whole year. In addition, this revised pro forma guidance reflects equity accounting for its remaining joint ventures (principally Australia and Indus Towers) consistent with IFRS requirements.

On this revised pro forma basis, the Group expects to deliver adjusted operating profit of around £5 billion and free cash flow of £4.5–5.0 billion for the 2014 financial year. The underlying performance assumptions of the business used when setting guidance in May 2013 remain unchanged.

Vodafone will retain a strong balance sheet and expects to maintain a low single A credit rating. Immediately following completion of the Transactions, the Return of Value and the Kabel Deutschland acquisition, Vodafone will have pro forma net debt / EBITDA of approximately 1.0x.

The Board will continue to review the Group’s capital structure and potential for further shareholder returns over the medium term, depending on operating performance and the availability of value creating investment opportunities.

The Board expects that strong free cash flow generation will continue to underpin shareholder returns, and so intends to increase the interim dividend per share (pre-consolidation) by 8% to 3.53p. Assuming completion of the Transactions, the Board also intends to increase the final dividend per share (post-consolidation) by 8% resulting in a proposed total dividend per share of 11p for the 2014 financial year, and to grow it annually thereafter.

Transaction structure and tax impact on Vodafone

Vodafone owns the interest in VZW through a US group which also owns non-US interests acquired in the merger with AirTouch Communications Inc. in 1999 together with other non-US interests acquired over time (together, the “RoW Interests”). Vodafone will be exiting its principal US business as a result of the VZW Transaction and will, therefore, undertake a rationalisation and reorganisation prior to completion of that transaction so that those RoW Interests will be held by Vodafone outside the US in the future. The reorganisation will give rise to a US tax liability estimated at approximately US$5 billion under standard US tax rules and based on the current valuation of those RoW Interests.

The US Group is owned by a Vodafone European holding company, based in the Netherlands, and will be sold to Verizon as part of the VZW Transaction in its entirety once the rationalisation and reorganisation is complete. The sale of the US Group is not taxable under standard US and Dutch tax rules. Under the US tax code, US tax is not imposed on these types of sales of shares by non-US residents. Such treatment is also consistent with US tax treaties. Dutch tax law provides a participation exemption on capital gains arising from the sale of shares. Whilst the UK is not a relevant jurisdiction for tax purposes given the locations of the buyer and the seller, under rules established in 2002, the UK has similar shareholding disposal exemptions to those of the Netherlands and the VZW Transaction would, therefore, not be taxable under standard UK tax rules were the US Group to be sold from the UK.

Conditions

Completion of the VZW Transaction is subject to the satisfaction of certain conditions precedent, including the approval of Vodafone’s and Verizon’s shareholders and certain regulatory clearances, including from the FCC.

Completion of the Vodafone Italy Transaction is subject to completion of the VZW Transaction and to additional regulatory clearances, including EU merger clearance. Accordingly, if the conditions to the VZW Transaction were to be satisfied at a time when one or more of the conditions to the Vodafone Italy Transaction remained outstanding, the VZW Transaction would complete but the Vodafone Italy Transaction would complete only when the final condition to the Vodafone Italy Transaction was satisfied or, if applicable, waived.

A summary of the conditions to which the Transactions are subject is set out in Appendix I.

The Scheme is subject to the approval of the requisite majority of Vodafone shareholders and, if approved, to the sanction of the Court and the confirmation by the Court of the reductions of capital forming part of the Scheme.

If the conditions to the VZW Transaction were to be satisfied in circumstances where the Scheme could not be implemented in full, the VZW Transaction (and, if the conditions to the Vodafone Italy Transaction were to be satisfied, also the Vodafone Italy Transaction) would still be completed and the Return of Value would be effected following completion of the VZW Transaction, to the extent possible and appropriate taking into account, among other things, the distributable reserves position of Vodafone and the need to be able to pay regular dividends. Under those circumstances, Vodafone shareholders would receive all of the Verizon shares and as much cash as practicable, and Vodafone would thereafter seek to distribute the remainder of the Return of Value as soon as reasonably practicable.

Court Meeting, General Meeting, Circular and recommendation

Due to its size, the VZW Transaction will be a Class 1 transaction under UK Listing Rules. In addition, as Verizon is a related party in relation to Vodafone, both the VZW Transaction and the Vodafone Italy Transaction will be related party transactions under the UK Listing Rules. For these reasons, the Transactions require the approval of Vodafone shareholders, which will be sought at a Vodafone general meeting to be convened in due course (the “General Meeting”). Vodafone and Verizon have agreed that the Transactions will be put to Vodafone shareholders for approval together and not separately.

The Scheme and certain related matters (such as the consolidation of Vodafone’s ordinary share capital and consequential amendments to Vodafone’s articles of association) will also require the approval of Vodafone shareholders. Under the Companies Act 2006, the Scheme is also required to be approved at a separate meeting of shareholders convened for that purpose under the direction of the Court (the “Court Meeting”), to be held on the same day immediately before the General Meeting.

The circular to be dispatched to Vodafone shareholders in due course will contain a notice convening, and setting out the resolutions to be proposed at, the Court Meeting and General Meeting. It is currently expected that the Court Meeting and General Meeting will be held in January 2014. An indicative timetable of expected principal events is set out below.

The Board considers that the Transactions and the Return of Value are in the best interests of Vodafone and its shareholders and intends to recommend that shareholders vote in favour of the resolutions to be proposed at the Court Meeting and General Meeting.

The Board, which has been so advised by Goldman Sachs and UBS, considers the terms of the Transactions to be fair and reasonable so far as Vodafone shareholders are concerned. In providing financial advice to the Board, Goldman Sachs and UBS have each taken into account the commercial assessments of the Directors.

Expected timetable of principal events

Event	Expected Timing[4]

Vodafone shareholder circular dispatched	December 2013

Verizon’s US proxy statement, US registration statement and UK prospectus published	December 2013

Vodafone Court meeting and General Meeting	January 2014

Verizon stockholders’ meeting	January 2014

Regulatory approvals received	Q1 2014

Transactions close	Q1 2014

Return of value implemented	Q1 2014

Additional shareholder facilities

At Vodafone’s request, Verizon has agreed to provide Vodafone shareholders holding fewer than 50,000 Vodafone shares with the means of realising the value of their Verizon shares at completion in a straightforward and cost-effective manner through a dealing facility. The availability of such facility will be subject to regulatory considerations, the requirements of the Listing Rules and other practicalities. In addition and subject to applicable securities laws, Verizon will make arrangements to provide shareholders with CREST Depositary Interests (“CDIs”) and related facilities to allow settlement of trading in Verizon shares through CREST.

Details of such facilities will be included in the Circular, and a list of common questions and answers can be found online at www.vodafone.com/investor

Investor and analyst call

Vodafone is hosting a conference call for analysts and investors which will start promptly at 9.00 a.m. (London time) on Tuesday, 3 September 2013. Please dial into this conference call using the following dial-in numbers:

Tel:	+44 (0) 20 3426 2845
UK toll free:	0808 237 0033
US toll:	+1 347 329 1282
US toll free:	+1 866 928 6048

The conference call will also be webcast live from www.vodafone.com/investor

There will be a replay facility available for seven days:

Tel:	+44 (0) 20 3426 2807
UK toll free:	0808 237 0026
US toll free:	+1 866 535 8030
Pin:	641800#

There will also be a second conference call at 2.30 p.m. (London time) / 9.30 a.m. (New York time) on Tuesday, 3 September 2013 for US based analysts and investors.

Tel:	+44 (0) 20 3426 2845

UK toll free:	0808 237 0033
US toll:	+1 347 329 1282
US toll free:	+1 866 928 6048

The associated presentation will also be available for download at 8.30 a.m. (London time) on Tuesday, 3 September 2013 via the following link: www.vodafone.com/investor

There will be a replay facility available for seven days:

Tel:	+44 (0) 20 3426 2807
UK toll free:	0808 237 0026
US toll free:	+1 866 535 8030
Pin:	641802#

Enquiries:

Vodafone Group Plc Investor Relations Media Relations	Tel: +44 (0) 7919 990 230 Tel: +44 (0) 1635 664 444

Goldman Sachs Karen Cook	Tel: +44 (0) 20 7774 1000

UBS Simon Warshaw	Tel: +44 (0) 20 7567 8000

Goldman Sachs and UBS are acting as joint financial advisers and joint sponsors to Vodafone on the Transactions. Citigroup is acting as Corporate Broker to Vodafone on the Transactions.

Appendix II to this announcement contains further details of the sources of information and bases of calculations set out in this announcement. Appendix III contains definitions of certain expressions used in this announcement.

1 The consideration is payable in US dollars and, as such, the sterling equivalent will be subject to movements in the US dollar / sterling foreign exchange rate. On 30 August 2013, being the last practicable date before this announcement, the exchange rate was £1= US$1.5482 and the conversion to sterling is set out for convenience.

2 Assuming the Verizon share price is within the range of US$47-51 per share. As at 30 August 2013, the Verizon closing share price was US$47.38.

3 See Appendix II for the key assumptions.

4 The expected timing set out in this table is indicative only and subject to change based on a number of factors, some of which are outside Vodafone’s control, including Verizon’s ability to prepare and receive approval to issue relevant public documents and the dates on which the relevant regulatory and other conditions are fulfilled.

Additional information on Verizon

Further information on Verizon can be obtained from www.verizon.com/investor

Additional information on VZW

VZW is a partnership between Verizon (55%) and Vodafone (45%). Verizon is the United States’ largest wireless company, and serves 100.1 million retail connections and operates more than 1,900 retail locations domestically.

As at 31 March 2013, VZW accounted for £38.4 billion of Vodafone’s gross assets of £142.7 billion and contributed £6.4 billion to Vodafone’s consolidated profit before tax of £3.3 billion for the financial year ended 31 March 2013.

Additional information on Vodafone Italy

Vodafone Italy is a mobile and fixed telecommunications business, which is a joint venture between Vodafone (77%) and Verizon (23%). Vodafone Italy has 29.1 million mobile customers and 1.7 million fixed broadband users. The company has a leading position in the mobile market with a 35% service revenue market share.

As at 31 March 2013, Vodafone Italy accounted for £10.3 billion of Vodafone’s gross assets of £142.7 billion and contributed a loss of £3.4 billion (after goodwill impairment charges of £4.5 billion) to Vodafone’s consolidated profit before tax of £3.3 billion for the financial year ended 31 March 2013.

Disclaimer

This announcement has been prepared by Vodafone. It has been provided for information purposes only. By viewing this document, you agree to and acknowledge the terms set out herein.

No Offer

This document does not constitute, or form part, of any offer or invitation to sell, allot or issue or any solicitation of any offer to purchase or subscribe for any securities, nor shall it (or any part of it) form the basis of, or be relied on in connection with, or act as any inducement to enter into, any contract or commitment for securities. No investment decision should be taken in relation to any matter discussed herein except in reliance upon the formal documentation relating to this transaction.

No reliance

The information in this announcement has been compiled by Vodafone and has not been independently verified. Except as required by law or regulation, no person has undertaken any obligation to update this document or to provide any additional information to any recipient or to correct any inaccuracies which may become apparent. No undertaking, representation, warranty or other assurance, express or implied, is made or given by or on behalf of the Company or any of its directors, officers, partners, employees, agents or advisers or any other person as to the accuracy, completeness or fairness of the information contained in this announcement and no responsibility or liability whatsoever for loss, however arising, directly or indirectly, is accepted by any of them for any such information. In particular, but without limitation, no representation or warranty is given as to the achievement or reasonableness of, and no reliance should be placed on, any projections, targets, estimates or forecasts contained in this announcement. This announcement has been prepared without reference to your particular investment objectives, financial situation, taxation position and particular needs.

Overseas persons

The distribution of this document in certain jurisdictions may be restricted and accordingly it is the responsibility of any person into whose possession the document comes to inform themselves about and observe such restrictions.

Forward Looking Statements

Certain information contained in this document constitutes “forward-looking statements,” which can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “anticipate”, “project”, “estimate”, “intend”, “continue,” “target” or “believe” (or the negatives thereof) or other variations thereon or comparable terminology. Such statements express the intentions, opinions, or current expectations of Vodafone with respect to possible future events and are based on current plans, estimates and forecasts which Vodafone has made to the best of its knowledge but which do not claim to be correct in the future. Due to various risks and uncertainties, actual events or results or actual performance of the Company may differ materially from those reflected or contemplated in such forward-looking statements. No assurances can be given that the forward-looking statements in this announcement will be realised. As a result, recipients should not rely on such forward-looking statements. Subject to compliance with applicable law and regulations, Vodafone undertakes no obligation to update these forward-looking statements. No representation or warranty is made as to the achievement or reasonableness of such forward-looking statements. No statement in this document is intended to be nor may be construed as a profit forecast.

Goldman Sachs / UBS

Goldman Sachs, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for Vodafone and no one else in connection with the Transactions and will not be responsible to anyone other than Vodafone for providing the protections afforded to clients of Goldman Sachs, or for giving advice in connection with the Transactions or any matter referred to herein.

UBS, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for Vodafone and no one else in connection with the Transactions and will not be responsible to anyone other than Vodafone for providing the protections afforded to clients of UBS, or for giving advice in connection with the Transactions or any matter referred to herein.

APPENDIX I

FURTHER INFORMATION ABOUT THE TERMS AND CONDITIONS OF THE VZW TRANSACTION AND THE VODAFONE ITALY TRANSACTION

This appendix provides further information about the material terms and conditions of the VZW Transaction and the Vodafone Italy Transaction. Capitalised terms used below and not defined in this Appendix are defined in Appendix III.

Vodafone, V4L and Verizon have entered into an agreement (the “VZW SPA”) for Verizon to acquire all of the outstanding stock in VAF1, the holding company of Vodafone’s US group which holds the 45% interest in Verizon Wireless.

In addition, Vodafone’s subsidiary, VEBV, the current holder of 77% of the shares in Vodafone Italy, and Verizon’s subsidiary VBIHBV, the current holder of 23% in Vodafone Italy, have entered into a share purchase agreement (the “Vodafone Italy SPA”) pursuant to which VBIHBV will sell its 23% stake in Vodafone Italy to VEBV.

Structure

Subject to approval by Vodafone shareholders and the Court, the VZW Transaction will be implemented by way of the Scheme, but if the Scheme is not approved by the Court within a specified period but the other conditions to completion of the VZW Transaction are satisfied, the VZW Transaction will still complete through a share purchase transaction. At completion, V4L will transfer its shares in VAF1 to Verizon and Verizon will issue the Verizon shares to Vodafone shareholders and pay the cash consideration and issue the Verizon loan notes to V4L.

Subject to the conditions to the Vodafone Italy Transaction being satisfied at such time, the Vodafone Italy Transaction will be completed at the same time as the VZW Transaction. If not, the Vodafone Italy Transaction will be completed when its conditions are satisfied.

Further information about the consideration for the VZW Transaction

Prior to the date on which the Circular is dispatched, Verizon has the right to increase the cash portion of the total consideration by up to US$15 billion, and accordingly to decrease the number of Verizon shares to be issued by the proportion that the cash election represents of US$60.2 billion. After the Circular is dispatched, Verizon may exercise this right again, on a single occasion, up to 10 business days prior to the anticipated date of completion, and only if Verizon fails to obtain the requisite approval of its stockholders to increase the number of shares of Verizon common stock authorised by its certificate of incorporation, and then only in an amount of up to US$5 billion or the unutilised balance of the US$15 billion aggregate limit, whichever is less. If Verizon exercises this right, the intended distribution to shareholders will include this additional cash in lieu of Verizon shares.

Conditions

The material conditions to completion of the VZW Transaction are:

i.	the passing of the requisite resolutions by Vodafone shareholders at the General Meeting;

ii.	the approval of the Scheme by Vodafone shareholders at the Court Meeting;

iii.	the passing of the requisite resolutions by Verizon stockholders at the Verizon stockholders’ meeting;

iv.	obtaining FCC approval;

v.	the completion by Vodafone of the Reorganisation;

vi.	admission of the Verizon shares to the NYSE and NASDAQ, and of the Verizon shares to the Official List of the UKLA and to trading on the LSE;

vii.	admission of the new Vodafone shares (arising as a result of the share consolidation) to the Official List of the UKLA and to trading on the LSE; and

viii.	the Scheme being sanctioned by the Court and the reductions of capital forming part of the Scheme being confirmed by the Court and becoming effective,

provided, that if the conditions set out in (ii), (vii) and (viii) have not been satisfied within 20 business days after the first hearing of the Court to sanction the Scheme, then the VZW Transaction shall be completed pursuant to a share purchase rather than the Scheme.

The material further conditions to completion of the Vodafone Italy SPA are obtaining the requisite regulatory approvals, including clearance from the EU Commission and, where applicable, the Italian Communication Authority

Termination

The VZW Transaction can also be terminated in certain circumstances, including:

i.	if it does not complete within 12 months of being signed;

ii.

by either Vodafone or Verizon, within 30 days after the other’s board of directors changes its recommendation to its shareholders or stockholders, as applicable, to vote in favour of the VZW Transaction;

iii.	by either Vodafone or Verizon, if the requisite resolutions of Vodafone shareholders or Verizon’s stockholders are not obtained;

iv.

by Vodafone, if there has been a material and unremedied violation or breach by Verizon of an undertaking, representation or warranty which causes or is reasonably likely to cause any of the conditions to completion of the VZW Transaction not to be satisfied;

v.

by Verizon, if there has been a material and unremedied violation or breach by Vodafone of an undertaking, representation or warranty which causes or is reasonably likely to cause any of the conditions to completion of the VZW Transaction not to be satisfied;

vi.

by Vodafone, if following signing there is a change in law (or, in certain circumstances, a proposed change in law) or an adverse ruling or statement from certain tax authorities, which would impose a material incremental tax cost to Vodafone’s group in respect of the VZW Transaction or the Reorganisation; and

vii.

by Vodafone, if Vodafone is ready, willing and able to complete the VZW Transaction but Verizon is unable to complete by reason that the full proceeds of its financing are not available to Verizon at completion.

Vodafone has also agreed that its board will recommend that shareholders vote in favour of the requisite resolutions at the General Meeting and Court Meeting, subject to the Directors’ right to change such recommendation in accordance with their fiduciary duties (the “Vodafone Recommendation”). Verizon has agreed that its board will recommend that Verizon stockholders vote in favour of the requisite resolutions at a meeting of Verizon stockholders, but Verizon’s board of directors may change its recommendation in response to certain intervening events if it considers a change in recommendation is required by its fiduciary duties, and after prior consultation with Vodafone (the “Verizon Recommendation”).

Vodafone has agreed to pay Verizon a termination fee of US$1.55 billion if the VZW SPA is terminated by Verizon in the circumstances described in (ii) or (iii) above, or by Vodafone in the circumstances described in (vi) above.

Verizon has agreed to pay Vodafone a termination fee of US$4.64 billion if the VZW SPA is terminated by Vodafone in the circumstances described in (ii) above, a termination fee of US$1.55 billion if the VZW SPA is terminated by Vodafone in the circumstances described in (iii) above, and a termination fee of US$10 billion if the VZW Transaction is terminated by Vodafone in the circumstances described in (vii) above.

Other terms

Verizon and Vodafone give customary representations, warranties, covenants and indemnities to each other under the VZW Transaction, including covenants to use their reasonable commercial endeavours to take the steps necessary to satisfy the conditions precedent to completion.

APPENDIX II

SOURCES OF INFORMATION AND BASES OF CALCULATION

i.

Unless otherwise stated, the financial information relating to Vodafone is extracted from the audited consolidated financial statements of Vodafone for the financial year to 31 March 2013, prepared in accordance with IFRS.

ii.

Unless otherwise stated, the financial information relating to Verizon is extracted from the audited consolidated financial statements of Verizon for the financial year to 31 December 2012 and the unaudited consolidated financial statements of Verizon for the six months to 30 June 2013, prepared in accordance with US GAAP.

iii.

Unless otherwise stated, the financial information relating to VZW is extracted from the audited consolidated financial statements of Vodafone for the financial year to 31 March 2013, prepared in accordance with IFRS.

iv.

Unless otherwise stated, the financial information relating to Vodafone Italy is extracted from the audited consolidated financial statements of Vodafone for the financial year to 31 March 2013, prepared in accordance with IFRS.

v.

Pro forma guidance for the 2014 financial year assumes foreign exchange rates of £1:€1.17 and £1:US$1.52. It excludes the impact of impact of licences and spectrum purchases, material one-off tax settlements, restructuring costs, purchase accounting adjustments on the Italy Transaction and the proposed acquisition of Kabel Deutschland. It also assumes no material change to the current structure of the Group or any fundamental structural change to the Eurozone.

vi.	Vodafone per share information assumes 48,450,408,385 ordinary Vodafone shares in issue.

vii.	Verizon per share information based on closing price as at 30 August 2013.

viii.	Unless otherwise stated, exchange rates of £1 = €1.1698 and £1 = US$1.5482 have been used, being the exchange rates at 11.00 a.m. in London on 30 August 2013.

APPENDIX III

DEFINITIONS

The following definitions apply throughout this announcement unless the context requires otherwise:

“CDI”	CREST Depositary Interests;

“Circular”	the circular to be sent to Vodafone shareholders setting out full details of the Transactions and convening the Court Meeting and the General Meeting;

“Citigroup”	Citigroup Global Markets Limited;

“Company”	Vodafone;

“Court”	the High Court of Justice of England and Wales;

“Court Meeting”	meeting of Vodafone shareholders convened under the directions of the Court to approve the Scheme;

“EBITDA”	earnings before interest, taxation, depreciation and amortisation;

“FCC”	U.S. Federal Communications Commission;

“Free Cash Flow”

operating free cash flow after cash flows in relation to taxation, interest, dividends received from associates and investments and dividends paid to non-controlling shareholders in subsidiaries but before licence and spectrum payments;

“General Meeting”	Vodafone general meeting to be convened for shareholders to approve the Transactions, the Scheme and certain related matters;

“Goldman Sachs”	Goldman Sachs International;

“Kabel Deutschland”	Kabel Deutschland Holding AG;

“Listing Rules”

the rules and regulations made by the Financial Conduct Authority in its capacity as the UK Listing Authority under Part 6 of the Financial Services and Markets Act 2000, and contained in the UK Listing Authority’s publication of the same name;

“London Stock Exchange” or “LSE”	London Stock Exchange plc;

“LTM”	last twelve months;

NASDAQ	NASDAQ stock market;

“Net Proceeds”	US$130 billion less the consideration for the Vodafone Italy Transaction, estimated payment of taxes and the assumption by Verizon of Vodafone net liabilities relating to the US Group;

“NYSE”	New York Stock Exchange;

“Official List”	the official list of the UK Listing Authority;

“OpFCF”	EBITDA less capital expenditure;

“Reorganisation”	a reorganisation prior to completion of the VZW Transaction so that the RoW Interests will be held by Vodafone outside the US Group;

“Return of Value”	the expectation that Vodafone shareholders will receive all the Verizon shares and US$23.9 billion of cash;

“RoW Interests”	non-US interests acquired by Vodafone in the merger with AirTouch Communications Inc. in 1999 together with other non-US interests acquired over time;

“Scheme”

the scheme of arrangement between Vodafone and its shareholders under Part 26 of the Companies Act 2006, pursuant to which it is proposed that the VZW Transaction and the Return of Value will be implemented and Vodafone’s capital redemption reserve and share premium account will be cancelled and reduced respectively, subject to approval and confirmation by the Court, on the terms set out in the Circular;

“Transactions”	together, the VZW Transaction and the Vodafone Italy Transaction;

“UBS”	UBS Limited;

“UKLA” or “UK Listing Authority”	the Financial Conduct Authority in its capacity as the competent authority for listing under Part 6 of the Financial Services and Markets Act 2000;

“US GAAP”	United States generally accepted accounting principles;

“US Group”	Vodafone’s US group whose principal asset is its 45% interest in Verizon Wireless;

“V4L”	Vodafone 4 Limited;

“VAF1”	Vodafone Americas Finance 1, Inc.;

“VBIHBV”	Verizon Business International Holdings B.V.;

“VEBV”	Vodafone Europe B.V.;

“Verizon” or “VZ”	Verizon Communications Inc.;

“Verizon Recommendation”	intention of the Verizon Board to recommend that Verizon stockholders vote in favour of the requisite resolutions at the Verizon Stockholders Meeting to approve the Transactions;

“Verizon Wireless”	the trading name of Cellco Partnership;

“Vodafone ADR”	Vodafone American depository receipts;

“Vodafone Group” or “Group”	Vodafone Group Plc and, where relevant, its subsidiaries;

“Vodafone Italy”	Vodafone Omnitel N.V.;

“Vodafone Italy Transaction”	the intended acquisition by Vodafone of Verizon’s 23% minority interest in Vodafone Italy;

“Vodafone Italy SPA”

agreement between Vodafone’s subsidiary VEBV, the current holder of 77% of the shares in Vodafone Italy, and Verizon’s subsidiary VBIHBV, the current holder of 23% in Vodafone Italy pursuant to which VBIHBV will sell its 23% stake in Vodafone Italy to VEBV;

“Vodafone Recommendation”	intention of the Vodafone Board to recommend that shareholders vote in favour of the requisite resolutions at the General Meeting and Court Meeting to approve the Transactions;

“Vodafone shareholders”	holders of Vodafone shares;

“VZW”	Verizon Wireless;

“VZW SPA”	agreement between Vodafone, V4L and Verizon for Verizon to acquire all of the outstanding stock in VAF1; and

“VZW Transaction”	intended disposal of Vodafone’s US group whose principal asset is its 45% interest in VZW.

For the purposes of this announcement, “subsidiary”, has the meaning given in the Companies Act 2006.

All references to “pounds”, “pounds Sterling”, “Sterling”, “£”, “pence”, “penny” and “p” are to the lawful currency of the United Kingdom. All references to “Euros” or “€” are to the lawful currency of the European Monetary Union. All references to US$ are to the lawful currency of the United States of America.

All the times referred to in this announcement are London times unless otherwise stated.

References to the singular include the plural and vice versa.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: September 3, 2013	By: /s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary